centrica

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To:	Office of International Corporation Finance, SEC	**Date:**	5 March, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	

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Please find the following Stock Exchange Announcement/s sent out recently.

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Eileen Baker

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Secretariat, 2nd Floor, Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
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Centrica plc
REGISTERED IN ENGLAND NO: 3033654
REGISTERED OFFICE: Charter Court, 50 Windsor Road, Slough, Berkshire, SL1 2HA
T:\Secretariat\Stock Exchange Announcements\Updated Info Aug 2001\SEC Fax

5 March 2002

Centrica plc
Directors' interests – Long Term Incentive Scheme (LTIS)

Centrica plc announces that on 4 March 2002, a total of 5,926,673 ordinary Centrica shares of 5 5/9 pence each ('shares') in respect of awards made under the terms of the LTIS in March 1997 were released from trust. These awards, which were subject to performance conditions*, were released by the trustees of the scheme to a number of participants, including the executive directors detailed below, following the completion of the three-year performance period in March 2000 and expiry of the required two-year retention period. On release, participants are liable to pay income tax at their marginal rate on the value of the shares. Shares were sold at 215.88p on 4 March to satisfy this tax liability and dealing charges.

The specific details of the release and disposals relating to the executive directors are as follows:

Executive director	Shares Released	Shares sold	Net number of shares transferred
Mike Alexander	282,843	113,138	169,705
Mark Clare	282,843	113,138	169,705
Roy Gardner	500,186	200,075	300,111
Roger Wood	312,616	125,047	187,569

Following the release and subsequent tax-related transactions, the executive directors' holdings (excluding remaining allocations held under the LTIS and subject to conditions) are:

Executive director	Shares
Mike Alexander	197,554
Mark Clare	194,244
Roy Gardner	466,680
Roger Wood	242,766

As a matter of policy, executive directors are expected to retain a minimum holding of shares in the Company to the value of once times base salary.

Allocations held by the above executive directors under the LTIS are reduced accordingly to reflect this release.

The total number of shares in issue as at 5 March 2002 is 4,221,817,560.

* The performance conditions are linked to the Company's total shareholder return (TSR) relative to the returns of its FTSE 100 comparator group. The maximum award only vests if the Company's TSR over the performance period is ranked in 25th position or above of the 100 companies in the LTIS comparator group. At the conclusion of the performance period on 2 March 2000, the Company was ranked in sixth position in the LTIS comparator group.

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